FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of October 2005
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
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Table of Contents
(1) Press Release, “Indian Corporate Citizen of the Year — 2005,” October 3, 2005.
(2) Press Release, “Dr. Reddy’s launches ‘Viboliv’ — (Metadoxine) to enter the hepatoprotectives market,” October 17, 2005.
(3) Notice to Stock Exchange, dated October 19, 2005, of meeting of Board of Directors scheduled for October 29, 2005.
(4) Press Release, “Dr. Reddy’s reports Q2 FY06 revenue of Rs. 5,803 million; YoY growth of 7%,” October 29, 2005.

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Indian Corporate Citizen of the Year — 2005
Hyderabad, India, October 3, 2005: The Indian Corporate Citizen of the Year Award was conferred on Satish Reddy, MD & COO, Dr. Reddy’s at the India Business Leader Awards (IBLA) 2005. The entire evaluation process for IBLA consisted of three phases short-listing from a list of top 50 Indian companies. The evaluation was coordinated by University of Chicago, Graduate School of Business (GSB), the knowledge partners for the initiative and Development Dimensions International (DDI) who were the research partners.
IBLA is initiated by CNBC TV18, a premier business television channel, to recognize those leaders who have effectively energized their companies to seize opportunities, laid foundations for strong corporate governance and developed a healthy corporate culture & community. This is seen as arguably “the most definitive business leadership awards in India” and recognizes the “chief executive who is able to retain loyal customers, inspire and motivate staff, grow profitability and turn corporate visions into reality”. The Corporate Citizen of the Year Award in particular acknowledges outstanding contribution to the arts, education, the environment and community development. The winner of this award was judged on the ability to translate a company’s success into benefits for the community.

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s launches ‘Viboliv’ — (Metadoxine) to enter the hepatoprotectives market
Hyderabad, India, October 17, 2005: Viboliv (Metadoxine), has been launched nationwide by Dr. Reddy’s in both 500mg tablet and 300mg injectable form. Metadoxine has a direct effect on alcohol metabolism, accelerates the transformation of alcohol into acetaldehyde and there on its urinary excretion. It aids in preventing liver damage resulting from prolonged alcohol intake and helps in reversing fatty liver degeneration. It is indicated for Fatty liver, Acute and chronic alcohol intoxication. This is the first brand of Dr. Reddy’s in this Rs 199 crores segment.
Viboliv is in licensed from Eurodrug Laboratories Belgium, and is the third licensed product to be introduced in the calendar year 2005. Another significant advantage of Viboliv is that Dr. Reddy’s has the original Metadoxine from Euro Drug Laboratories, Belgium. Dr. Reddy’s is fast emerging as a partner of choice for several Transnational and originators as it is clearly focused towards building big brands.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Contact Information:
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532
Media:
     M Mythili at mythilim@drreddys.com or on +91-40-55511620

Notice To Stock Exchange	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
NOTICE TO STOCK EXCHANGE
October 19, 2005
The Secretary
Bombay Stock Exchange Ltd.
National Stock Exchange
New York Stock Exchange Inc.
Dear Sir,
The Board of Directors of the Company is scheduled to meet on October 29, 2005 to, interalia, discuss and take on record the un-audited financial results of the Company for the quarter ended September 30, 2005.
Kindly take the above information on record.
With regards,
/s/ V. Viswanath
V Viswanath
Company Secretary

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
          Dr. Reddy’s reports Q2 FY06 revenue of Rs. 5,803 million; YoY growth of 7%
          Net income increases by 72% to Rs. 890 million
Hyderabad, India, October 29, 2005: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its unaudited financial results for the second quarter ended September 30, 2005.
Key highlights
•	Revenues at Rs 5.8 billion, a growth of 7% over Q2 FY05. Highest revenue base in the previous sixteen quarters.

•	Net profit increases by 72% to Rs 890 million. This translates to a diluted EPS of Rs 11.61 as against Rs 6.75 in Q2 FY05.

•	Overall revenue growth driven by increase in revenues from all businesses excluding North America Generics

•	Revenues from Active Pharmaceutical Ingredients (API) business increase by 17% to Rs 2,130 million. This increase was driven by the 22% growth in international segment led by higher sales from sertraline & terbinafine.

•	Revenues from Branded Formulations business increase by 11% to Rs 2,576 million. Revenues in India increase by 12% to Rs 1,507 million. Revenues in International segment increase by 10% to Rs 1,069 million, driven by 39% growth in Other CIS markets.

•	Revenues from Europe generics finished dosage segment increase by 46% to Rs 473 million led by higher price realizations for key products of omeprazole and amlodipine maleate as well as the launch of terbinafine.

•	The pricing pressure in the U.S. Generics market continued in the second quarter. As a result of the intense competition, revenues from fluoxetine and tizanidine declined sharply leading to an overall decline in revenues from North America generics segment to Rs 299 million in Q2 FY06 from Rs 715 million in Q2 FY05.

•	Revenues in the high margin Custom Pharmaceutical Services business increase by 24% to Rs 121 million in Q2 FY06.

INCOME STATEMENT FOR THE QUARTER ENDED SEPTEMBER 30, 2005
ALL FIGURES IN MILLIONS, EXCEPT EPS
All dollar figures based on convenience translation rate of 1USD = Rs 43.94
EXTRACT FROM THE UNAUDITED INCOME STATEMENT

	Q2 FY06					Q2 FY05
Particulars	($	)	(Rs.)%			($	)	(Rs.)%		Growth %
Product Revenues	131		5,773		100	123		5,400	100	7
License fees	1		30		0	0		7	0	—
Total Revenues	132		5,803		100	124		5,407	100	7
Cost of revenues	64		2,807		48	56		2,440	45	15
Gross profit	68		2,996		52	68		2,967	55	1
Selling, General & Administrative Expenses	40		1,768		31	39		1,729	32	2
R&D Expenses	10		444	(1)	8	14		627	12	(29)
Amortization Expenses	2		76		1	2		87	2	(13)
Operating income before forex loss/(gain)	16		708		12	12		524	10	34
Forex Loss/ (Gain)	0		13		0	1		49	1	(73)
Operating income/(loss)	16		695		12	11		475	9	45
Equity in loss of affiliates	0		(16)		(0)	0		(15)	(0)	2
Other (expenses)/income net	4		169		3	3		137	3	24
Income before income taxes and minority interest	19		849		14	14		597	11	42
Income tax benefit/(expense)	1		40		1	(2)		(85)	(2)	(147)
Minority interest	0		1		0	0		5	0	(71)
Net income	20		890		15	12		517	10	72
DEPS			11.61					6.75
Exchange rate			43.94					43.94
Key Balance Sheet Items	Sep 05					Jun 05
Cash and cash equivalents	240		10,562			236		10,364
Borrowings from banks	94		4,109			89		3,918
Investment securities	17		767			27		1,176
Accounts receivable (net)	99		4,356			90		3,933
Inventories	92		4,038			84		3,670
Property, plant and equipment (net)	161		7,082			160		7,028

(1)	Reduction of Rs 155 million under the Generics R&D partnership deal with ICICI Venture

Active Pharmaceutical Ingredients (API)
•	Revenues increase by 17% to Rs 2,130 million as against Rs 1,821 million in Q2 FY05.

•	Revenues in India increase by 5% to Rs 578 million as against Rs 553 million in Q2 FY05.

•	Revenues outside India increase by 22% to Rs 1.6 billion. Contributes 73% to overall segment revenues as against 70% in Q2 FY05.
•	Sales from Europe increase by 55% to Rs 338 million. This growth was primarily driven by launch of terbinafine contributing to sales of Rs 65 million.

•	Sales from North America decline by 6% to Rs 490 million from Rs 523 million in Q2 FY05. This decrease was on account of decline in sales of key products offset by higher sales of sertraline.

•	Sales from other international markets (excluding North America and Europe) increase by 37% to Rs 724 million. This increase was driven by higher sales of sertraline and terbinafine partially offset by decrease in sales of amlodipine maleate.
•	The Company filed 1 US DMF during the quarter taking the total filings to 78. In addition to this, the Company filed 2 Europe DMF’s and 4 Canada PMF’s
Generic Finished Dosages
•	Revenues in this segment at Rs 773 million as against Rs 1,043 million in Q2 FY05.
•	Europe contributed 61% to the total revenues and North America contributed the balance 39%.
•	Revenues in Europe increase by 46% to Rs 473 million as against Rs 324 million in Q2 FY05. The growth was primarily driven by higher price realizations for omeprazole and amlodipine maleate as well as launch of terbinafine. Combined revenues from omeprazole and amlodipine maleate at Rs 295 million as against Rs 148 million in Q2 FY05. Launch sales of terbinafine at Rs 65 million.

•	Revenues in North America at Rs 299 million as against Rs 715 million in Q2 FY05. On account of the intense competition, combined revenues from fluoxetine capsules and tizanidine tablets declined to Rs 93 million from Rs 436 million in Q2 FY05. Products launched after September 2004 contributed revenues of Rs 34 million.

•	During the quarter, the Company filed 5 ANDAs. The Company also received approval for two ANDAs during the quarter. This takes the total ANDAs pending at the USFDA to 50.
Branded Finished Dosages — International
•	Revenues at Rs 1.1 billion, an increase of 10% over Q2 FY05. This increase was primarily driven by growth in Russia & CIS markets.

•	Revenues in other CIS markets increase by 39% to Rs 203 million as against Rs 146 million in Q2 FY05. This growth was primarily driven by Ukraine and Kazakhstan.

•	Revenues in Russia increase by 10% to Rs 644 million as against Rs 587 million in Q2 FY05. This growth was driven by the performance of key brands of Nise, Ketorol and Omez.

•	Revenues in Central Eastern Europe increase by 19% to Rs 51 million as against Rs 43 million in Q2 FY05. This increase was mainly on account of growth in Romania partially offset by decline in revenues from Albania.

•	Revenues in other international markets decrease by 12% to Rs 171 million as against Rs 195 million in Q2 FY05. This was primarily on account of decrease in sales from Venezuela and United Arab Emirates.
Branded Finished Dosages — India
•	Revenues at Rs 1.5 billion, an increase of 12% over Q2 FY05.

•	This growth was led by the performance of key brands of Stamlo Beta, Atocor and Razo as well as revenues from new products launched during the quarter.

•	During the quarter, the Company launched eight new products contributing revenues of Rs 12 million.
Other Businesses
•	Revenues from Custom Pharmaceutical Services business increase by 24% to Rs 121 million from Rs 98 million in Q2 FY05.

•	Revenues in the Oncology segment increase by 56% to Rs 203 million.
Income Statement Highlights
•	Gross profit margins for Q2 FY06 at 52% are comparable with the gross profit margins in Q1 FY06. However, compared to Q2 FY05, gross profit margins on total revenues at 52% as against 55% in Q2 FY05. This decline in gross margins is on account of decrease in contribution of revenues from North America Generics to the total revenues.

•	Investments in R&D at 8% of total revenues as against 12% in Q2 FY05. R&D investments for Q2 FY06 decrease by 29% to Rs 444 million from Rs 627 million in Q2 FY05. During the quarter, the Company recognized Rs 155 million as income under the R&D partnership deal with ICICI Venture. Excluding this benefit, R&D investments decreased by Rs 28 million. This decrease is on account of lower bio-study expenses in Generics.

•	Selling, General & Administration (SG&A) expenses increased by 2% to Rs 1,768 million. As a % to revenues, SG&A expenses are at 30% of total revenues as against 32% in Q2 FY05.

•	Other income (net) increased to Rs 169 million from Rs 137 million in Q2 FY05. This includes net interest income of Rs 140 million.

•	Depreciation for the quarter was at Rs 279 million as against Rs 238 million for Q2 FY05.

•	Net income at Rs 890 million (15% of total revenues) as against Rs 517 million (10% of total revenues) in Q2 FY05. This translates to a diluted EPS of Rs 11.61 as against Rs 6.75 in Q2 FY05.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
CONTACT INFORMATION
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532
Media:
M Mythili at mythilim@drreddys.com or on +91-40-55511620.
Notes
1.	In line with global disclosure standards, the company commenced reporting its financials on a consolidated basis since Q2 FY03.

2.	Current quarter financial discussions below are on a consolidated basis as per the US GAAP.

3.	Detailed analysis of the financials is available on the Company’s website at www.drreddys.com.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ V. Viswanath
Date: October 21, 2005		Name:	V. Viswanath
		Title:	Company Secretary